
Westchester Capital
FUNDS

2015

Q4 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★
	Institutional	MERIX		Out of 110 market neutral funds as of 12/31/2015
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Event Driven Fund	Institutional	WCEIX	Market Neutral NE	

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ▪ Milwaukee ▪ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ▪ Valhalla ▪ New York 10595

(914) 741-5600 ▪ Fax (914) 741-2950


Westchester Capital
FUNDS

STANDARDIZED PERFORMANCE SUMMARY
As of December 31, 2015

Total Firm AUM:	$5.4 billion
Strategy Assets:	
Merger Arbitrage[1]	$4.9 billion
Multi-Event[2]	$560.8 million

Merger Arbitrage	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
The Merger Fund (Investor)	1.25	-0.82	-0.82	1.88	3.24	6.32	1.70%	1.56%	1.25%	01/31/1989	$3.5 b
The Merger Fund (Institutional)	1.36	-0.52	-0.52	n/a	n/a	1.36	1.46%	1.32%	1.01%	08/01/2013	$1.2 b

Insurance Dedicated Funds	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[5]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
The Merger Fund VL	0.95	-0.90	-0.90	1.54	4.61	4.93	2.82	1.76	1.40	05/24/2004	$33 m

Multi-Event	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[6]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
Event-Driven Fund	1.52	-2.08	-2.08	n/a	n/a	0.85	4.76	2.47	1.74	01/02/2014	$97.1 m

MARKET INDICES	QTD	YTD	1 YR	3 YR	5 YR	10 YR
Morningstar Category Average: Market Neutral	-0.10%	-0.25%	-0.25%	1.52%	1.41%	1.60%
Barclays Aggregate Bond Index	-0.56%	0.57%	0.57%	1.44%	3.26%	4.52%
MSCI World Index	5.62%	-0.32%	-0.32%	10.23%	8.19%	5.56%
S&P 500 Index	7.04%	1.38%	1.38%	15.13%	12.57%	7.31%
HFRX Merger Arbitrage Index	3.20%	8.40%	8.40%	4.84%	2.64%	4.60%
HFRX Event Driven Index	-0.60%	-6.94%	-6.94%	0.55%	0.49%	0.94%

Q4 and YTD performance are not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of a Fund's future performance, and an investment should not be made based solely on returns.

1Includes USD 57 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; 2 Includes USD 464 million in sub- advised funds. 3Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of March 15, 2015. The Advisor has contractually agreed to waive a portion of its management fee until December 31, 2016 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 30, 2015 prospectus. For the Event-Driven Fund, expense ratios are as of the March 15, 2015 prospectus. 4Investment related expenses include acquired fund fees and expenses, interest expense, borrowing expense and dividend expense on securities sold short. 5The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until December 31, 2016 except that it may be terminated by the Board of Trustees at any time. 6Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74%. The expense limitation is expected to apply until December 31, 2016, except that it may be terminated by the Board of Trustees at any time.



Westchester Capital
F U N D S

Fellow Shareholders,

Our Funds rebounded modestly and resumed their historical run-rate during the fourth quarter, capping a remarkably messy outlier year. We are not happy absorbing only our third down year in the 26 years since inception in 1989. Our full-year performance of -0.82 for The Merger Fund ("MERFX") and -2.08 for our Event Driven Fund ("WCEIX") includes the Q4 bounce-back of 1.25% and 1.50% respectively, and reflects stabilization that has begun to occur in the arbitrage investment space. Our standard deviation continued to run at approximately one quarter of that of the S&P, with betas of just 0.18 (MERFX) and 0.30 (WCEIX).[1]

Interestingly, when the average investor considers the worst years for the stock market in general, many will reflexively cite the crash of 1987, 1989, the dotcom bubble of 2000 – and of course the 2008 financial crisis. Most casual observers would not have 2015 high on their list. On the surface, U.S. economic indicators flashed green: markets hit record highs early in the year; unemployment continued to decrease; gas prices fell, putting more cash in consumers' wallets and borrowing costs remained accommodatingly low. More relevant to us, mergers & acquisitions ("M&A") activity exceeded the record level set in 2007.

However, by year end the Fed had embarked upon the long-anticipated "lift-off" of interest rates, disrupting worldwide market tranquility. Energy prices continued to tumble, as did commodity prices[2]. Historic volatility swings roiled securities markets as well as the mutual fund landscape late in 2015, and the average fund in nearly every category posted negative returns for the calendar year. An analysis by Societe Generale claimed that 2015 was "the most difficult year to generate returns since 1937," and we would certainly agree.[3] A narrow group of stocks were higher for the year, with overall index performance hiding losses in most securities, raising the possibility that we are in the midst of a "stealth bear market." We have managed the portfolio through previous business cycles, and during such periods we continue to refine all aspects of our investment process and hope to build upon past, and increase future, outperformance vs. our peers.

A Paradoxical year

Early year headlines bubbled with optimism as the S&P 500 Index and other major U.S. markets touched record highs in the second quarter. Transaction records were smashed in the M&A space with deal volume reaching $4.6 trillion globally, the highest on record—surpassing the $4.3 trillion executed in 2007. In the U.S. alone, volumes reached a record $2.3 trillion, and 58 of those transactions included mergers of $10 billion or more (see chart below, courtesy of Jefferies LLC). The pipeline backlog is promising for 2016 as well.



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[1] As of 12/31/2015 the standard deviation of The Merger Fund® was 2.72% versus 10.62% for the S&P 500 Index and 10.96% for the MSCI World Index.
[2] The Goldman Sachs Commodity Index is down 60% from its 2008 peak as of the end of 2015.
[3] Investment Strategy by Jeffrey Saut, Raymond James, January 4, 2016

Performance data quoted represents past performance; past performance does not guarantee future results.


But as the ordinarily sleepy dog days of summer progressed, volatility arrived, and with it came significant declines in virtually all global financial markets. If one were to remove the "FANG" stocks (Facebook, Amazon, Netflix and Google) which supported the S&P 500 and NASDAQ Index, both indices would have been down for the year. As Goldman Sachs notes, "FANGs comprise 20% of the Nasdaq 100 and 5.5% of the S&P 500 [yet they] contributed +3.5% of performance to S&P's overall return (or lack thereof) this year."[4] That positive contribution masked a phantom market correction in the major U.S. market indices. Even so, U.S. equity performance compares favorably to more significant losses experienced in Europe and Asia.

Bonds were no stroll in the park either. U.S. indices were down from 1% to as much as 5% depending on the subcategory and global bonds fared considerably worse, with many emerging markets losing well more than ten percent. Credit-rating agencies downgraded 863 issuers last year, accounting for the largest number and greatest portion of ratings actions since 2009. The average spread over benchmark government yields for highly rated debt has widened to 183 basis points, the most in three years, from 118 bps in March.[5] As we discussed in prior letters, rising rates and/or widening bond spreads can cause loss of principal in fixed income investments. According to Bank of America Merrill Lynch indices, investors lost 0.2% on global corporate bonds in 2015, net of interest received, snapping a string of annual gains that averaged 7.9 percent over the previous six years.

The Fed's 0.25% interest-rate increase (and likely subsequent increases) should be reflected in deal spreads as we move forward, providing the potential for higher rates of returns on successful transactions. The Fed's policy has a direct impact on short-term government debt whose yields are sensitive to changes in the fed-fund rate, as evidenced by the two-year note currently offering in excess of 1%, up from roughly 60 bps since the December increase. While we do not position our portfolio to have directional exposure to either stocks or bonds, there tends to be a correlation between the risk-free investment rate (such as treasury bills), also known as the cost of capital, and the performance of absolute-return strategies such as merger arbitrage.

Even alternative investments provided little shelter this past year. Numerous high profile hedge funds lost money this year, including sub-strategies from managed futures, to unconstrained fixed income, to multi-strategy and event-driven funds.

According to Morningstar, the average mutual fund in all major asset classes delivered negative performance on the year[6]. Riskier assets, such as emerging markets securities, performed the poorest. Strikingly, none of the alternative categories escaped a negative return on the year – not even bear market funds[7].

WCM YEAR AND QUARTER IN REVIEW

While acknowledging our own shortcomings, the aforementioned market and industry backdrop provides important context as we evaluate our own performance for 2015. As noted, we were largely successful in selecting high probability transactions in 2015 but are disappointed to not have achieved better returns despite the challenging market environment.

Although during the fourth quarter our funds recovered a respectable 1.25% (MERFX), 0.95% (MERVX) and 1.52% (WCEIX) from the negative performance exhibited during the market dislocations of Q3, our full year performances of -0.82%%, -0.90% and -2.08% respectively were disappointing, as existing merger spreads widened out and spin-off and restructuring performance was shockingly weak. The second half of 2015 introduced a number of challenges which caused deal spreads to widen and, in hindsight, we observe that certain categories of investments, which had been consistently accretive to our performance and helpful to our risk profile in the

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4   Investment Strategy by Jeffrey Saut, Raymond James, January 4, 2016
5   Bloomberg, Some Trillion Dollars Later, The Corporate Debt Boom Looks Exhausted, 1-28-16
6   Daily Alts, Weekend Reading 2015 Recap, Fund Flows, Fund Closures, 1-3-16
7   Ibid

Performance data quoted represents past performance; past performance does not guarantee future results.


past, have not been as successful over the recent periods of market weakness. Spin-offs, for example had been a reliable source of alpha up until this year. The concrete separation of disparate businesses has usually allowed for re-valuation of the individual parts, and has dependably served to enhance value in previous years. In fact, 2015 saw 79 completed spinoffs, collectively worth $245 billion, the highest in 20 years, according to Dealogic.[8]

Completed Spinoffs 2015		
Du Pont De Nemours	spin of	Chemours
General Electric Co.	spin of	Synchrony Financial
Ventas Inc.	spin of	Care Capital Properties
Northstar Realty Finance	spin of	Northstar Realty Europe Corp.
Ebay Inc.	spin of	Paypal Holdings
SPX Corp.	spin of	SPX Flow
Computer Sciences Corp.	spin of	CSRA Inc.
Baxter International Inc.	spin of	Baxalta Inc.
EnergizerHoldings Inc.	spin of	Edgewell Personal Care Co.

Pending Spinoffs
Alcoa Inc.
Air Products & Chemicals Inc.
Johnson Controls Inc.
Dow Chemical Co.
Hertz Global Holdings Inc.
WR Grace & Co.
Du Pont De Nemours
Yahoo

Worth noting, however is that seven of the top ten largest U.S. spin-offs are trading below the level they opened at on their first day of regular-way trading. The worst performer in the "not top ten" is Chemours Co., spun off by DuPont. Chemours was decidedly not teflon-like (its most famous product), as the stock opened at $16 per share in July and is currently trading close to $6.

Spun-off companies and subsidiaries, separately trading as more bite-sized acquisitions, are often gobbled up by larger industry players, but most recently, that theme has only played out with Baxalta Inc., a provider of immune deficiency and hemophilia treatments, spun off from Baxter International. Baxalta recently signed an agreement to be purchased by Shire PLC in a gigantic $32 billion stock and cash transaction expected to close during the third quarter.

Yahoo's plan to spin off its 384 million shares in Chinese e-commerce company Alibaba appears stuck in the mud. Yahoo had been searching for a tax-efficient method of monetizing its interest in Alibaba, which currently accounts for approximately two-thirds of the value of Yahoo as a company but virtually all of its market capitalization (as Yahoo is trading barely above the value of its shares held in Alibaba). After the IRS declined to provide an advance ruling that the spinoff would be non-taxable, Yahoo cancelled it and now claims to be considering alternate methods of unlocking shareholder value. Options include a spin-off of its core business and possibly its stake in Yahoo Japan as well.[9] Several activist shareholders have called for immediate action, which we fully support, and accordingly we have hedged out our exposure to Alibaba through a short position representing the shares embedded in each share of Yahoo.

Median annualized merger arbitrage spreads fluctuated throughout the year from 6% in 1Q15 to slightly over 8% in 4Q15, with an average of approximately 7%.[10] Contributing to volatility were the following factors: the perception of above-average deal risks stemming from antitrust, regulatory, political and legal issues; the size of several deals versus the relative lack of investment capital to compress the spread; general market uncertainty due to Federal Reserve actions, energy price weakness and overall geopolitical instability. In addition, there appeared to be a bit of a "hang-over" from recent unsuccessful transactions that inhibited investor risk tolerance and hurt performance.

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8 WSJ, 2015 Has Been A Spotty Year for Spinoffs, December 9, 2015
9 CNNMoney, Hedge Fund is Sick of Marissa Mayer as CEO of Yahoo, January 6, 2016
10 UBS US M&A Review: 2015 and 4Q15

Performance data quoted represents past performance; past performance does not guarantee future results.


Two notable examples are as follows:

- **Comcast-Time Warner Cable:** Comcast Corp. had struck a $45.2 billion deal to buy Time Warner Cable Inc. in February 2014, a bid to combine the nation's two biggest cable operators. Many on Wall Street believed the deal had a strong chance of being approved, though concessions to regulators were expected. The deal faced objections from the Justice Department, which was concerned that the merger would make Comcast "an unavoidable gatekeeper for Internet-based services that rely on a broadband connection to reach consumers." This transaction was terminated in April. Although we were invested in this deal, Time Warner Communications quickly agreed to a replacement transaction with Charter Communications, thus mitigating some of our loss on the position.

- **Staples-Office Depot:** We avoided this deal because of concerns over a probable difficult regulatory review. Staples Inc. agreed to acquire its rival Office Depot Inc. in February in a $6 billion transaction that would merger the country's two largest office supply stores. The companies argued that they face increased competition from Internet and big-box retailers such as Amazon and Wal-Mart; however antitrust regulators, concerned that the tie-up would eliminate much competition and lead to higher prices for bulk office supplies sued to block the transaction.

2016 OUTLOOK

The significant volatility that plagued investors throughout 2015, especially in the late summer, has continued into 2016 unabated. As of mid-January, the markets have dropped sharply, unusually correlated with continued energy price weakness and a further collapse of Chinese equity markets.

Nonetheless, we remain optimistic regarding transformational corporate transaction activity. Companies appear enthusiastic about pursuing M&A; in an Ernst & Young survey published in October, almost 60 percent of executives expected to carry out acquisitions in the next 12 months, up from 40% a year earlier.[11] The momentum for continued activity is partly fueled by the positive market reaction to both the announcements and completions of transactions, as well as frequently seen "copycat transactions" by competitors trying to keep pace. Moreover, debt remains cheap, stock prices are high by historic standards and corporate balance sheets are still estimated to hold as much as $2.6 *trillion* in cash. All of these factors provide optimism for a continued surge of transaction activity in the New Year.[12]

High-quality arbitrage investments on announced merger transactions offer rates of return which are comprised of a spread, known as a risk premium, over the cost of capital, to account for the potential risk of investing in mergers. Therefore, the strategy is naturally positioned in the event that, were interest rates to rise, investments such as ours, with an embedded risk component, would need to provide a greater return than a risk-free investment, and market forces would gradually widen deal spreads to accommodate this dynamic.

Additionally, recent market movements and "risk-off" investor psychology has increased the relative attractiveness of merger arbitrage investments versus parts of the fixed-income universe (see below chart provided by Jefferies LLC).

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[11] Bloomberg, 2015 Was Best-Ever Year for M&A: This Year Looks Good Too, January 5, 2015
[12] Ibid

Performance data quoted represents past performance; past performance does not guarantee future results.


Westchester Capital
F U N D S



Merger Arb Spread versus Fixed Income

Legend: Average Spread (%) · UST 10 Year · High Yield · Investment Grade

Here are several transactions which by our assessment have gotten more attractive since Q3:

| Target | Buyer | As of October 31, 2015 | | As of December 31, 2015 | | |
		Annualized Rate of Return if Completed*	Market-Implied Likelihood of Deal Completion**	Annualized Rate of Return if Completed*	Market Implied Likelihood of Deal Completion**	WCM Estimated Likelihood of Deal Completion***
Time Warner Cable	Charter Communications	11%	77%	15%	74%	90%
BG Group	Royal Dutch Shell	37%	81%	77%	83%	92%
Broadcom Corp	Avago Technologies	14%	85%	29%	93%	97%
Precision Castparts	Berkshire Hathaway Inc.	5%	95%	13%	96%	98%

* Annualized Rate of Return Upon Completion represents the potential return assuming the deal is completed on announced terms. Each transaction is subject to a number of conditions and there can be no assurance that any transaction will be completed. Potential annualized return is calculated as of the end of October and December respectively, through the expected closing date of the deal. Time Warner is expected to close on 07/01/16; BG Group 2/15/16; PCP 2/15/16; Broadcom 2/1/16.

** Market-implied likelihood of success is calculated by dividing the difference between the trading price and expected downside price in the event of deal termination, by the difference between the deal price and the expected downside in the event of deal termination. I.E.> (Trading Price-Downside Price)/(Deal Price-Downside Price)

***The Adviser's qualitative estimate, as of January 11, based upon but not limited to various factors such as regulatory approvals, shareholder votes, financing considerations and our assessment of the merger agreement.

We opportunistically adjust our positioning and allocation according to the risk-adjusted return, not just of individual investments, but of types of transactions as well. Given that the risk/return profile of more straightforward (or "plain vanilla") merger arbitrage investments has improved significantly, it is likely that investors will see a greater concentration of such transactions in our portfolios in the coming months.

Performance data quoted represents past performance; past performance does not guarantee future results.



The last year or so has been a stark reality check for those of us who have been in the business through several market cycles. We have been surprised by unprecedented governmental as well as company actions, on top of the unpredictability of the market in general. We try to learn what we can during these periods and are continually reevaluating our investment methodology, portfolio construction, and most importantly our risk management processes.

In light of the recent volatility surge and capital market action, we intend to provide a series of monthly updates regarding our positions, relevant market data and an up-to-date transaction and opportunities outlook. It will be available on our website as well as via email distribution.

OUR COMPANY

WCM now manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®			
Investor Share Class (MERFX)	SEC '40-Act Fund	Merger Arbitrage	1989
Institutional Share Class (MERIX)	SEC '40-Act Fund	Merger Arbitrage	2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
Dunham Monthly Distribution Fund (DNMDX)	Sub-advised SEC '40-Act Fund	Event-Driven	2008
WCM Alternatives: Event-Driven Fund (WCEIX)	SEC '40-Act Fund	Event-Driven	2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren

Mike Shannon

IMPORTANT DISCLOSURES

Before investing in any fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other fund information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of

Performance data quoted represents past performance; past performance does not guarantee future results.


funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of December 31, 2015 were: Precision Castparts Corp. (6.44%), Time Warner Cable Inc. (4.03%), Broadcom Corp. (3.97%), The Chubb Corporation (3.76%), PartnerRe Ltd. (3.47%), Yahoo! Inc. (3.16%), American International Group, Inc. (3.36%), KLA-Tencor Corp. (2.96%), Dow Chemical Company (2.42%), BG Group PLC (2.37%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of December 31, 2015 were: Precision Castparts Corp. (5.94%), Time Warner Cable Inc. (3.80%), Broadcom Corp. (3.70%), The Chubb Corporation (3.48%), PartnerRe Ltd. (3.29%), Yahoo! Inc. (2.92%), American International Group, Inc. (2.82%), KLA-Tencor Corp. (2.77%), Dow Chemical Company (2.14%), BG Group PLC (2.10%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of December 31, 2015 were: Precision Castparts Corp. (6.26%), Time Warner Cable Inc. (5.01%), Broadcom Corp. (4.83%), The Chubb Corporation (4.01%), PartnerRe Ltd. (3.78%), Yahoo! Inc. (3.75%), KLA-Tencor Corp. (3.26%), General Motors Co. (3.03%), Johnson Controls, Inc. (2.91%), American International Group, Inc. (2.76%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds nor any of their representatives may give legal or tax advice.

The views expressed are as of February 4, 2016 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of December 31, 2015, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 110 funds in the last three years, 67 funds in the last five years, and 32 funds in the last ten years. With respect to these Market Neutral funds, The Merger

Performance data quoted represents past performance; past performance does not guarantee future results.


Fund® received a Morningstar Rating of 3 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2015 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **The HFRX Event Driven Index** is comprised of managers with positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index. **The Dow Jones Industrial Average** (DJIA) is a price-weighted average of 30 significant stocks traded on the New York Stock Exchange and the Nasdaq. The DJIA was invented by Charles Dow back in 1896. The **Nasdaq Composite** is an index of more than 3,000 stocks listed on the Nasdaq exchange that includes the world's foremost technology and biotech giants such as Apple, Google, Microsoft, Oracle, Amazon, Intel and Amgen.

A bond is a debt investment in which an investor loans money to an entity (typically corporate or governmental) which borrows the funds for a defined period of time at a variable or fixed interest rate. This is different from an event-driven strategy which focuses on exploiting the tendency of the equities of companies in a time of change to drop in price, a merger-arbitrage strategy which attempts to profit from the "spread" between the purchase value and the value of a stock at the completion of a merger, takeover or other reorganization.or an absolute return strategy that looks at the appreciation or depreciation (expressed as a percentage) that an asset – usually a stock or a mutual fund – achieves over a given period of time.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

The Merger Fund® and WCM Alternatives: Event-Driven Fund are distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.

Performance data quoted represents past performance; past performance does not guarantee future results.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of January 31, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$32.8 million
Total Firm Assets:	$ 5.2 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of January, the Fund returned -0.96% for the month, -0.96% YTD, and 4.81% annualized since inception.

PERFORMANCE

as of Month-End: January 31, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	-1.31%	-0.96%	-1.67%	1.30%	1.16%	4.81%
Barclays Aggregate Bond Index	0.79%	1.38%	-0.14%	2.15%	3.51%	4.62%
S&P 500 Index	-6.18%	-4.96%	-0.67%	11.30%	10.91%	7.01%

as of Quarter-End: December 31, 2015

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.95%	-0.90%	-0.90%	1.43%	1.54%	4.93%
Barclays Aggregate Bond Index	-0.56%	0.57%	0.57%	1.44%	3.26%	4.53%
S&P 500 Index	7.04%	1.38%	1.38%	15.13%	12.57%	7.54%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%												-0.96%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.71%	1.02	0.19	0.33	-7.22%	4
Barclays Aggregate Bond Index	3.19%	1.43	0.00	0.00	-3.82%	2

S&P 500 Index	14.33%	0.55	1.00	1.00	-50.95%	37



Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of January 31, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	21.23%
Average position size:	1.01%
Number of long positions[1]:	79
Number of short positions[1]:	25
% Invested:	79.52%
Short positions as a % of net assets:	16.31%

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

Regional Exposure



2.10%
2.01%
0.96%
0.22%
4.50%
5.15%
85.06%
United States
United Kingdom
North America offshore
Europe ex-U.K.
Asia ex-Japan
Australia
Canada

By Deal Terms



5.33%
5.68%
0.03%
15.25%
40.31%
33.40%
Cash
Cash & Stock
Stock and Stub
Undetermined*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)



Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
22.37%
22.15%
13.92%
11.95%
9.90%
6.43%
6.36%
3.22%
2.09%
1.63%
Information Tech.
Consumer Disc.
Industrials
Financials
Materials
Energy
Health Care
Telecom
Consumer Staples
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital
FUNDS

The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX



Contents

Westchester Capital
F U N D S

About Us



Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital
F U N D S

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Over 400,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management — USD 5.4 Billion[1]

Westchester Capital Funds (Liquid Alternatives)

Merger Arbitrage	Multi-Event
USD 4.8 Billion	**USD 560.8 Million**
The Merger Fund The Merger Fund VL MLIS Westchester UCITS Fund	Dunham Monthly Distribution Fund WCM Alternatives: Event-Driven Fund JNL/Westchester Capital Event Driven Fund

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of December 31, 2015. Westchester Capital Management – Founded in 1980. Assets under management includes USD 56.6 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Westchester Capital FUNDS

5

Key Milestones

1980	Westchester Capital Management ("WCM") is founded.
1987	WCM launches a domestic hedge fund.
1989	The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry.
1996	WCM launches an offshore hedge fund.
2004	The Merger Fund VL is launched.
2005	U.S. and offshore hedge funds are combined into a master/feeder structure.
2008	WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy.
2011	The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched.
2012	Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission.
2014	The WCM Alternatives: Event-Driven Fund is launched.
2015	WCM becomes the Sub-Advisor to the JNL/Westchester Capital Event Driven Fund, a multi-event strategy.

[1] As of September 2013, Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital
FUNDS

What Sets WCM Apart?

Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Westchester Capital
FUNDS

Expertise

We manage the assets of some of the world's leading institutions and high net worth investors.

- **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- **Trusted advisor**: Approximately $5.4 billion in AUM with over 400,000 investors worldwide.

- **Proven track record:** Only three negative years since Firm's inception in 1980.

- **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,500 corporate reorganizations, over 98% of which were successfully completed.

Westchester Capital
FUNDS

Global Reach

Expertise | **Global Reach** | Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - “Go where the opportunities are”
- Extraordinary buying power
- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Global Networks	U.S. & Foreign Anti-Trust Counsel	Economic Advisors
	U.S. & Foreign Regulatory Counsel	Political Experts
	Industry Consultants	Counterparty Risk Consultants

Absolute Returns

Expertise | Global Reach | Absolute Returns

Risk management is key product differentiator

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
F U N D S

Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.

PEOPLE
- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS
- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY
- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE
- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Westchester Capital
FUNDS

Historical Performance



Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to December 31, 2015

	QTD	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.95%	-0.90%	-0.90%	1.43%	1.54%	4.93%
S&P 500	7.04%	1.38%	1.38%	15.13%	12.57%	7.54%
MSCI World Index	5.62%	-0.32%	-0.32%	10.23%	8.19%	6.80%
Barclays Agg. Bond	-0.56%	0.57%	0.57%	1.44%	3.26%	4.53%

The Fund's net operating expenses are 1.40%.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Beta	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	4.71%	1.04	0.33	0.19	-7.22%	3	4
S&P 500	14.28%	0.58	1.00	1.00	-50.95%	16	37
MSCI World Index	15.53%	0.50	0.94	1.05	-53.65%	16	50
Barclays Agg. Bond	3.19%	1.40	0.00	0.00	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through September 2015. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Westchester Capital
F U N D S

Upside Participation and Downside Mitigation

Comparison of historical index performance
Inception – December 31, 2015



Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

Westchester Capital
F U N D S

The Merger Fund VL

Monthly, Inception – December 31, 2015

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30	1.31	-0.46	0.11	**-0.90**
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	**1.37**
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	**3.88**
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	**2.52**
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	**0.87**
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	**5.30**
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	**11.80**
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	**3.79**
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	**2.11**
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	**16.55**
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	**4.53**
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	**6.00**

Inception: May 26, 2004. Past performance is no guarantee of future results

Westchester Capital
F U N D S

Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.



As rates increase...

FIXED INCOME INVESTMENTS

Bond Prices Fall

Interest Rates Rise

ABSOLUTE RETURN STATEGIES

Targeted Rates of Return Rise

Interest Rates Rise

...rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.

Westchester Capital
F U N D S

Investment Overview



Westchester Capital
F U N D S

Portfolio Manager Background

Roy D. Behren, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

Michael T. Shannon CFA, *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Westchester Capital
F U N D S

Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and

- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Westchester Capital
F U N D S

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success

  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring

  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement | Company Meetings & Presentations | Quantitative Risk Management Analysis | Sell-side Research | Macroeconomic Analysis | Qualitative Business Analysis | Consultation with Outside Experts

Investment Inputs

Westchester Capital
F U N D S

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge

Stock-for-Stock transaction: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

Cash Transaction: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- *Residual Market or Beta Exposure*: may hedge through use of macro sector hedges, typically via put options.

Currency Hedge

Foreign Transactions: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.

Macro Hedge

During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.

Sell Discipline

- **When the risk/reward relationship is no longer favorable**
- **When there is concern about the status of the transaction**

Westchester Capital
F U N D S

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.

Westchester Capital
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Meet Our Team





Westchester Capital
MANAGEMENT

Roy Behren
Managing Member, Portfolio Manager
Michael Shannon
Managing Member, Portfolio Manager
Bruce Rubin
Chief Operating Officer
Jody Harris-Stern
Director of Strategic Accounts and Investor Relations
Thomas Macior
Director of Business Development
Abraham Cary
Analyst/Head Trader
Robert Lynch
Director of Research
Jennifer Coppola-Simpson
Controller
Jane Perl
Director of Operations
Benjamin Kunofsky
Trader
Steven Tan
Senior Analyst
Amy Nazimiec
Associate Compliance Officer
Laura Morgan
Associate Operations Manager
Michael Corigliano
Analyst/Trader
Robin Grosso
Associate Operations Manager
Stacey Fornabaio
Associate Operations Manager

Westchester Capital Management, LLC is an investment adviser registered with the United States Securities and Exchange Commission. SEC registration was effective December 2010 – SEC no. 801-72002. Westchester Capital's affiliated company, Westchester Capital Partners LLC, is the adviser to our hedge fund. As of December 2015.



Westchester Capital
FUNDS

Investment Management Team

Roy D. Behren, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.

Michael T. Shannon, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.





Westchester Capital
FUNDS

Investment Management Team (cont.)



Robert K. Lynch, *Director of Research*

Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst*

Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Analyst*

Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

Westchester Capital
FUNDS

Investment Management Team (cont.)



Benjamin E. Kunofsky, *Trader*

Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*

Michael joined WCM in 2015 as an Analyst, with broad equity derivatives experience, including a deep expertise in options modeling.   Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006, with a Bachelor of Applied Science.

Westchester Capital
F U N D S

Business and Operations Management



Bruce J. Rubin, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



Jody Harris-Stern, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

Westchester Capital
F U N D S

Business and Operations Management (cont.)



Jennifer A. Simpson, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



Amy L. Nazimiec, *Associate Compliance Officer*
Amy joined WCM as Associate Compliance Officer in 2015. She graduated from Brandeis University with a B.A. in Economics. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc.



Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Contact Information

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ∎ Valhalla ∎ New York 10595

Website:

www.westchestercapitalfunds.com

Shareholder Services: The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ∎ Milwaukee ∎ Wisconsin 53201 ∎ (800) 343-8959

Investment Professionals: Sales Support

Director of Strategic Accounts and Investor Relations: Jody Harris-Stern

914-741-5600 ∎ jharris-stern@mergerfund.com

Director of Business Development: Thomas Macior

914-741-5600 ∎ tmacior@mergerfund.com

Westchester Capital
F U N D S

Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **MSCI The World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. You cannot invest directly in an index; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.

Westchester Capital
F U N D S